                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF APRIL, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F       X      Form 40-F
                    -----------            ------------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes                No        X
               -----------        -----------

         (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        .)
                                                 --------

                                                          [CNH GLOBAL N.V. LOGO]
                         NEWS RELEASE

                         For Immediate Release

                         CNH REPORTS FIRST QUARTER RESULTS


             For more    -    Net revenues were $2.45 billion, compared to $2.61
 information contact:         billion in 2000; adjusted for divestitures and
     Jeffrey T. Walsh         currency impact, revenues were essentially
      Media Relations         unchanged.
     (1) 847 955 3939
    (44) 1268 29 5111    -    Industrial operating margin increased from $31
                              million to $91 million for the quarter.
Albert S. Trefts, Jr.
   Investor Relations    -    Year-over-year merger-related profit improvements
     (1) 847 955 3821         of $60 million achieved.

                         - Net loss for the quarter, before restructuring was $67 million, compared to $54 million last year. The year-over-year change reflects a $20 million devaluation of the company's equity investment in Turkey, a less favorable tax rate, and losses by CNH Capital.



                         RACINE, Wis. (April 26, 2001) - CNH Global N.V. (NYSE:CNH) today reported first quarter consolidated net revenues of $2.454 billion compared to revenues of $2.608 billion last year. When adjusted for the impact of divestitures and foreign exchange rates, net revenues were essentially unchanged year-over-year. The company's industrial operating margin rose to $91 million, compared to $31 million for the same period in 2000.

                         On a net basis, CNH reported a loss, before restructuring, of $67 million, or $.24 per share compared to $54 million, or $.36 per share for the first quarter last year. When adjusted for the impact of the equity devaluation in Turkey of approximately $.05 per share, the company's EPS was slightly better than expectations. (Per share results for the 1999 period are based upon a lower number of shares -- see footnote 5.) After restructuring, the net loss was $70 million, or $.25 per share compared to $59 million, or $.40 per share for the first quarter last year.

                         "Our overall performance was somewhat better than expected in the first quarter," said Paolo Monferino, president and chief executive officer. "Our sales of agricultural equipment in the Americas were encouraging and in Western Europe, our unit sales were up in a down market. However, our construction


                                CNH Global N.V. Global Management Office
                          100 South Saunders Road Lake Forest, IL 60045 U.S.A.
                                           http://www.cnh.com
                         equipment sales were down in most markets, as was the
                         industry, with the exception of Brazil.

                         "Our restructuring plan is on schedule as our gross margin and SG&A improvements demonstrate. We are confident that we will achieve our full year objective of merger-related profit improvements of at least $300 million. These improvements will help us bring our industrial operating margin up to $400 million for 2001. As a result, our financial outlook for the year remains unchanged: a year-over-year reduction of approximately $100 million in net loss."

                         Restructuring Actions and Synergies. During the first
                         ------------------------------------
                         quarter, the company achieved additional merger-related profit improvements of approximately $60 million, through manufacturing efficiencies, reductions in material costs and reductions in SG&A expenses. As previously reported, the company completed the divestiture of the Doncaster, United Kingdom, and St. Dizier, France facilities.

                         On March 31, 2001, the company's employment level was approximately 29,700, down 1,300, or 4%, from 31,000 at year-end 2000. The decrease includes approximately 1,100 personnel employed in the divested businesses. Total employment has now been reduced by 18% since the merger.

                         Equipment Operations. First quarter net sales from
                         ---------------------
                         Equipment Operations totaled $2.286 billion, down 6% compared to $2.423 billion for the same period in 2000. Compared to last year, our sales of agricultural equipment were up in the Americas and Europe and down in most other markets. Sales of heavy and light construction equipment were down across most markets, in line with the industry. Unfavorable currency fluctuations ($101 million) and divestiture-related revenue reductions of approximately $60 million negatively impacted revenues in the quarter.

                         Equipment Operations gross margin as a percent of net sales of equipment improved to 17.1% in the first quarter of 2001, compared to 15.7% for the same period last year, in spite of the decline in construction equipment sales and an unfavorable product mix.

                         SG&A expenses both in total and as a percent of net sales of equipment decreased significantly, reflecting the company's actions to achieve synergy targets and a favorable currency impact.


                         - Page 2

                         The success of the company's restructuring initiatives was reflected in the industrial operating margin, which increased from $31 million last year to $91 million in the first quarter 2001.

                         During the quarter, the company recorded a pre tax loss of $20 million reflecting the reduction in the value of its equity investment in two Turkish joint ventures incurred when that country's currency was devalued substantially.

                         Financial Services. CNH Capital, the financial services
                         -------------------
                         unit of CNH Global, reported a net loss of $3 million for the first quarter of 2001, compared to a net income of $14 million for the same period last year. The decline in net income was due primarily to a year-over-year increase in bad debt provisions, and the absence of asset-backed securitization of receivables transactions as compared to the prior year. CNH Capital's managed portfolio at the end of the first quarter was unchanged from $11.6 billion on December 31, 2000.

                         Balance Sheet and Cash Flow. Pre tax operating cash
                         ----------------------------
                         flow (defined as industrial operating margin plus depreciation, less capital expenditures and financial expense) generated by the core business was breakeven for the quarter and approximately $50 million better than last year. The increase in equipment operations net debt was driven primarily by the seasonal increase in working capital. This increase was less than in the first quarter of last year.

                         The significant increases in notes receivable and in short term debt shown in the balance sheet of financial services reflect the company's deferral of the asset-backed securitization of receivables until the second quarter.

                         Market Outlook for Agricultural Equipment. In the first
                         ------------------------------------------
                         quarter, sales in the Americas have been better than last year and somewhat better than expected, particularly in the United States and Brazil. Despite this positive result in the first quarter, we anticipate that for the full year the industry will be flat in the Americas compared to last year. The possible slight decline in North America should be offset by the significant increase in Latin America. In Europe, industry sales have been somewhat weaker in the first quarter. For the full year, without considering any major impact of foot and mouth disease and BSE, the impact of which is still unclear, sales in Europe may be down 8%.

                         Market Outlook for Construction Equipment. In the first
                         ------------------------------------------
                         quarter, sales in North America were lower than expected and significantly below last year in most product lines, while in


                         - Page 3

                         Europe, industry sales were better than anticipated. In North America, demand for equipment is expected to be down 10-15% for the year, while in Europe, industry sales may be down slightly from record levels in 2000. Sales in Latin America, particularly Brazil, are expected to be up, while sales in the Asia-Pacific region should be flat to up slightly. The company does not expect a recovery in the market until the second half of the year, with worldwide sales for the full year down slightly from last year's levels.

                         CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2000 were over $10 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Link-Belt, New Holland, and O&K brands.

                         CNH management will hold a conference call later today to review its first quarter 2001 results. The conference call webcast will begin at approximately 10:00 am U.S. EDT. This call is being webcast by CCBN and can be accessed through the investor information section of the company's Web site at www.cnh.com.

                         Forward Looking Statements. The information included in
                         ---------------------------
                         this news release contains forward-looking statements and involves risk and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The company's outlook is predominantly based on its interpretation of what it considers key economic assumptions. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for the company include general economic and capital market conditions, the cyclical nature of our business, currency exchange rate movements, our hedging practices, the company's and its customers' access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the effect of conversion to the Euro, the impact in Europe of foot and


                         - Page 4
                         mouth disease and BSE, technological difficulties, changes in environmental laws, and employee and labor relations. Additionally, CNH's achievement of the anticipated benefits of the merger of New Holland and Case, including the realization of expected annual operating synergies, depends upon, among other things, its ability to integrate effectively the operations and employees of New Holland and Case, and to execute its multi-branding strategy. The timing and costs for implementing CNH's merger integration initiatives is subject to the outcome of negotiations with numerous third parties, including governmental regulators, purchasers of product lines required to be divested, labor unions, dealers and others. Further information concerning factors that could significantly impact expected results is included in the following sections of the company's Form 20-F for 1999, as filed with the Securities and Exchange Commission: Business--Business Strategy, Employees, Environmental Matters, Seasonality and Production Schedules and Competition; Legal Proceedings; and Management's Discussion and Analysis of Financial Condition and Results of Operations.


                                                  ###




                         - Page 5

CNH GLOBAL N.V.
REVENUES AND NET SALES
MARCH 31, 2001
(UNAUDITED - DOLLARS IN MILLIONS)


                                                                                                   THREE MONTHS ENDED
                                                                                 ---------------------------------------------------
                                                                                                                                %
                                                                                  2001                    2000                Change
                                                                                 -------                -------               ------
Revenues:
    Net sales
        Agricultural equipment                                                   $ 1,518                $ 1,476                 3%
        Construction equipment                                                       768                    947               (19%)
                                                                                 -------                -------
                    Total net sales                                                2,286                  2,423                (6%)

    Financial services                                                               182                    186                (2%)
    Eliminations and other                                                           (14)                    (1)
                                                                                 -------                -------

    Total revenues                                                               $ 2,454                $ 2,608                (6%)
                                                                                 =======                =======

Net sales:
    North America                                                                $ 1,050                $ 1,125                (7%)
    Western Europe                                                                   897                    928                (3%)
    Latin America                                                                    147                    149                (1%)
    Rest of World                                                                    192                    221               (13%)
                                                                                 -------                -------

    Total net sales                                                              $ 2,286                $ 2,423                (6%)
                                                                                 =======                =======

CNH GLOBAL N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
(MILLIONS, EXCEPT PER SHARE DATA)
(UNAUDITED)

                                                                                                    CONSOLIDATED
                                                                                                  THREE MONTHS ENDED
                                                                                                       MARCH 31,
                                                                                   -------------------------------------------------
                                                                                           2001                        2000
                                                                                   ----------------------      ---------------------
Revenues
        Net sales                                                                  $               2,286       $              2,423
        Finance and interest income                                                                  168                        185
                                                                                   ----------------------      ---------------------
Total                                                                                              2,454                      2,608

Costs and Expenses
        Cost of goods sold                                                                         1,894                      2,043
        Selling, general and administrative                                                          303                        306
        Research and development                                                                      73                         89
        Restructuring charge                                                                           4                          8
        Interest expense                                                                             184                        206
        Other, net                                                                                    70                         49
                                                                                   ----------------------      ---------------------
Total                                                                                              2,528                      2,701

Equity in income (loss) of unconsolidated subsidiaries and affiliates:
        Financial Services                                                                             -                          -
        Equipment Operations                                                                         (19)                         -
                                                                                   ----------------------      ---------------------

Income (loss) before taxes and minority interest                                                     (93)                       (93)
Income tax provision (benefit)                                                                       (23)                       (35)
Minority interest                                                                                      -                          1
                                                                                   ----------------------      ---------------------

Net income (loss)                                                                  $                 (70)      $                (59)
                                                                                   ======================      =====================

                                                                                                 EQUIPMENT OPERATIONS
                                                                                                  THREE MONTHS ENDED
                                                                                                       MARCH 31,
                                                                                   -------------------------------------------------
                                                                                           2001                       2000
                                                                                   ----------------------      ---------------------
Revenues
        Net sales                                                                  $               2,286       $              2,423
        Finance and interest income                                                                   33                         28
                                                                                   ----------------------      ---------------------
Total                                                                                              2,319                      2,451

Costs and Expenses
        Cost of goods sold                                                                         1,894                      2,043
        Selling, general and administrative                                                          228                        260
        Research and development                                                                      73                         89
        Restructuring charge                                                                           4                          8
        Interest expense                                                                             140                        138
        Other, net                                                                                    48                         28
                                                                                   ----------------------      ---------------------
Total                                                                                              2,387                      2,566

Equity in income (loss) of unconsolidated subsidiaries and affiliates:
        Financial Services                                                                            (3)                        14
        Equipment Operations                                                                         (20)                         -
                                                                                   ----------------------      ---------------------

Income (loss) before taxes and minority interest                                                     (91)                      (101)
Income tax provision (benefit)                                                                       (21)                       (43)
Minority interest                                                                                      -                          1
                                                                                   ----------------------      ---------------------

Net income (loss)                                                                  $                 (70)      $                (59)
                                                                                   ======================      =====================

                                                                                                  FINANCIAL SERVICES
                                                                                                  THREE MONTHS ENDED
                                                                                                       MARCH 31,
                                                                                   ------------------------------------------------
                                                                                           2001                      2000
                                                                                   ----------------------     ---------------------
Revenues
        Net sales                                                                  $                   -      $                  -
        Finance and interest income                                                                  182                       186
                                                                                   ----------------------     ---------------------
Total                                                                                                182                       186

Costs and Expenses
        Cost of goods sold                                                                             -                         -
        Selling, general and administrative                                                           74                        46
        Research and development                                                                       -                         -
        Restructuring charge                                                                           -                         -
        Interest expense                                                                              92                        97
        Other, net                                                                                    22                        21
                                                                                   ----------------------     ---------------------
Total                                                                                                188                       164

Equity in income (loss) of unconsolidated subsidiaries and affiliates:
        Financial Services                                                                             -                         -
        Equipment Operations                                                                           1                         -
                                                                                   ----------------------     ---------------------

Income (loss) before taxes and minority interest                                                      (5)                       22
Income tax provision (benefit)                                                                        (2)                        8
Minority interest                                                                                      -                         -
                                                                                   ----------------------     ---------------------

Net income (loss)                                                                  $                  (3)     $                 14
                                                                                   ======================     =====================

Basic and diluted earnings (loss) per share (EPS):
        EPS before goodwill and restructuring                                      $               (0.17)     $               (0.25)
        EPS before restructuring                                                   $               (0.24)     $               (0.36)
        EPS                                                                        $               (0.25)     $               (0.40)

See Notes to Interim Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(MILLIONS)
(UNAUDITED)

                                                                                                     CONSOLIDATED
                                                                                   -------------------------------------------------
                                                                                         MARCH 31,                DECEMBER 31,
                                                                                           2001                       2000
                                                                                   ----------------------     ----------------------
Assets
        Cash and cash equivalents                                                  $                 377      $                 886
        Accounts, notes receivable and other - net                                                 6,932                      6,150
        Inventories                                                                                2,439                      2,374
        Property, plant and equipment - net                                                        1,357                      1,474
        Equipment on operating leases - net                                                          641                        643
        Investment in Financial Services                                                               -                          -
        Investments in unconsolidated affiliates                                                     272                        282
        Goodwill and intangibles                                                                   3,771                      3,817
        Other assets                                                                               1,863                      1,951
                                                                                   ----------------------     ----------------------
Total Assets                                                                       $              17,652      $              17,577
                                                                                   ======================     ======================


Liabilities and Equity
        Short-term debt                                                            $               4,946      $               4,149
        Accounts payable                                                                           1,529                      1,256
        Long-term debt                                                                             4,876                      5,576
        Accrued and other liabilities                                                              3,984                      4,082
                                                                                   ----------------------     ----------------------
                                                                                                  15,335                     15,063
        Equity                                                                                     2,317                      2,514
                                                                                   ----------------------     ----------------------
Total Liabilities and Equity                                                       $              17,652      $              17,577
                                                                                   ======================     ======================


                                                                                                 EQUIPMENT OPERATIONS
                                                                                   -------------------------------------------------
                                                                                         MARCH 31,                DECEMBER 31,
                                                                                           2001                       2000
                                                                                   ----------------------     ----------------------
Assets
        Cash and cash equivalents                                                  $                 281      $                 593
        Accounts, notes receivable and other - net                                                 2,834                      2,405
        Inventories                                                                                2,439                      2,374
        Property, plant and equipment - net                                                        1,340                      1,455
        Equipment on operating leases - net                                                            -                          -
        Investment in Financial Services                                                           1,087                      1,122
        Investments in unconsolidated affiliates                                                     246                        258
        Goodwill and intangibles                                                                   3,626                      3,669
        Other assets                                                                               1,440                      1,361
                                                                                   ----------------------     ----------------------
Total Assets                                                                       $              13,293      $              13,237
                                                                                   ======================     ======================


Liabilities and Equity
        Short-term debt                                                            $               2,839      $               2,702
        Accounts payable                                                                           1,527                      1,222
        Long-term debt                                                                             3,014                      3,087
        Accrued and other liabilities                                                              3,596                      3,712
                                                                                   ----------------------     ----------------------
                                                                                                  10,976                     10,723
        Equity                                                                                     2,317                      2,514
                                                                                   ----------------------     ----------------------
Total Liabilities and Equity                                                       $              13,293      $              13,237
                                                                                   ======================     ======================


                                                                                                  FINANCIAL SERVICES
                                                                                   -------------------------------------------------
                                                                                         MARCH 31,                DECEMBER 31,
                                                                                           2001                       2000
                                                                                   ----------------------     ----------------------
Assets
        Cash and cash equivalents                                                  $                  96      $                 293
        Accounts, notes receivable and other - net                                                 5,596                      4,622
        Inventories                                                                                    -                          -
        Property, plant and equipment - net                                                           17                         19
        Equipment on operating leases - net                                                          641                        643
        Investment in Financial Services                                                               -                          -
        Investments in unconsolidated affiliates                                                      26                         24
        Goodwill and intangibles                                                                     145                        148
        Other assets                                                                                 423                        651
                                                                                   ----------------------     ----------------------
Total Assets                                                                       $               6,944      $               6,400
                                                                                   ======================     ======================


Liabilities and Equity
        Short-term debt                                                            $               3,516      $               2,218
        Accounts payable                                                                              35                         96
        Long-term debt                                                                             1,876                      2,503
        Accrued and other liabilities                                                                430                        461
                                                                                   ----------------------     ----------------------
                                                                                                   5,857                      5,278
        Equity                                                                                     1,087                      1,122
                                                                                   ----------------------     ----------------------
Total Liabilities and Equity                                                       $               6,944      $               6,400
                                                                                   ======================     ======================

See Notes to Interim Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(MILLIONS)
(UNAUDITED)

                                                                                                      CONSOLIDATED
                                                                                                    THREE MONTHS ENDED
                                                                                   -------------------------------------------------
                                                                                         MARCH 31,                  MARCH 31,
                                                                                           2001                       2000
                                                                                   ----------------------     ----------------------
Operating Activities:
        Net income (loss)                                                          $                 (70)     $                 (59)
        Adjustments to reconcile net income (loss) to net
            cash from operating activities:
            Depreciation and amortization                                                            104                        113
            Changes in operating assets and liabilities                                             (603)                       (62)
            Other, net                                                                               (60)                        25
                                                                                   ----------------------     ----------------------
Net cash from operating activities                                                                  (629)                        17
                                                                                   ----------------------     ----------------------

Investing Activities:
        Expenditures for property, plant and equipment                                               (19)                       (38)
        Expenditures for equipment on operating leases                                               (20)                       (40)
        Other, net (primarily acquisitions and divestitures)                                          47                        (35)
                                                                                   ----------------------     ----------------------
Net cash from investing activities                                                                     8                       (113)
                                                                                   ----------------------     ----------------------

Financing Activities:
        Net increase (decrease) in indebtedness                                                      147                         98
                                                                                   ----------------------     ----------------------
Net cash from financing activities                                                                   147                         98
                                                                                   ----------------------     ----------------------

Other, net                                                                                           (35)                       (12)
                                                                                   ----------------------     ----------------------

Increase (decrease) in cash and cash equivalents                                                    (509)                       (10)
Cash and cash equivalents, beginning of period                                                       886                        466
                                                                                   ----------------------     ----------------------
Cash and cash equivalents, end of period                                           $                 377      $                 456
                                                                                   ======================     ======================

                                                                                                 EQUIPMENT OPERATIONS
                                                                                                  THREE MONTHS ENDED
                                                                                   -------------------------------------------------
                                                                                         MARCH 31,                  MARCH 31,
                                                                                           2001                       2000
                                                                                   ----------------------     ----------------------
Operating Activities:
        Net income (loss)                                                          $                 (70)     $                 (59)
        Adjustments to reconcile net income (loss) to net
            cash from operating activities:
            Depreciation and amortization                                                             78                         89
            Changes in operating assets and liabilities                                             (341)                      (215)
            Other, net                                                                               (65)                        11
                                                                                   ----------------------     ----------------------
Net cash from operating activities                                                                  (398)                      (174)
                                                                                   ----------------------     ----------------------

Investing Activities:
        Expenditures for property, plant and equipment                                               (19)                       (37)
        Expenditures for equipment on operating leases                                                 -                          -
        Other, net (primarily acquisitions and divestitures)                                          48                        (37)
                                                                                   ----------------------     ----------------------
Net cash from investing activities                                                                    29                        (74)
                                                                                   ----------------------     ----------------------

Financing Activities:
        Net increase (decrease) in indebtedness                                                       87                        252
                                                                                   ----------------------     ----------------------
Net cash from financing activities                                                                    87                        252
                                                                                   ----------------------     ----------------------

Other, net                                                                                           (30)                       (11)
                                                                                   ----------------------     ----------------------

Increase (decrease) in cash and cash equivalents                                                    (312)                        (7)
Cash and cash equivalents, beginning of period                                                       593                        387
                                                                                   ----------------------     ----------------------
Cash and cash equivalents, end of period                                           $                 281      $                 380
                                                                                   ======================     ======================

                                                                                                  FINANCIAL SERVICES
                                                                                                  THREE MONTHS ENDED
                                                                                   -------------------------------------------------
                                                                                         MARCH 31,                  MARCH 31,
                                                                                           2001                       2000
                                                                                   ----------------------     ----------------------
Operating Activities:
        Net income (loss)                                                          $                  (3)     $                  14
        Adjustments to reconcile net income (loss) to net
            cash from operating activities:
            Depreciation and amortization                                                             26                         24
            Changes in operating assets and liabilities                                             (899)                       (25)
            Other, net                                                                                 7                          -
                                                                                   ----------------------     ----------------------
Net cash from operating activities                                                                  (869)                        13
                                                                                   ----------------------     ----------------------

Investing Activities:
        Expenditures for property, plant and equipment                                                 -                         (1)
        Expenditures for equipment on operating leases                                               (20)                       (40)
        Other, net (primarily acquisitions and divestitures)                                          (1)                         2
                                                                                   ----------------------     ----------------------
Net cash from investing activities                                                                   (21)                       (39)
                                                                                   ----------------------     ----------------------

Financing Activities:
        Net increase (decrease) in indebtedness                                                      698                         24
                                                                                   ----------------------     ----------------------
Net cash from financing activities                                                                   698                         24
                                                                                   ----------------------     ----------------------

Other, net                                                                                            (5)                        (1)
                                                                                   ----------------------     ----------------------

Increase (decrease) in cash and cash equivalents                                                    (197)                        (3)
Cash and cash equivalents, beginning of period                                                       293                         79
                                                                                   ----------------------     ----------------------
Cash and cash equivalents, end of period                                           $                  96      $                  76
                                                                                   ======================     ======================

See Notes to Interim Financial Statements.

                                 CNH GLOBAL N.V.
                          Notes to Financial Statements

(1) The accompanying financial statements reflect the consolidated results of CNH Global N.V. ("CNH") and its consolidated subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The supplemental financial information captioned "Equipment Operations" includes the results of operations of CNH's agricultural and construction equipment operations, with the Company's financial services businesses reflected on the equity basis. The supplemental financial information captioned "Financial Services" reflects the consolidation of CNH's credit subsidiaries.

(2) CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance based on operating earnings. CNH defines operating earnings as the income (loss) of Equipment Operations before interest, taxes and restructuring charges, including the income (loss) of Financial Services on an equity basis. A reconciliation of Equipment Operations' net income (loss) to operating earnings is as follows (in millions):




                                                          Three Months Ended
                                                               March 31,
                                                          ------------------
                                                            2001      2000
                                                           ------    ------
         Net income (loss)                                 $ (70)    $ (59)
         Income tax provision
           (benefit)                                         (21)      (43)
         Interest expense                                    140       138
         Restructuring charge                                  4         8
                                                           -----     -----

           Operating earnings                              $  53     $  44
                                                           =====     =====

         The following summarizes operating earnings by segment (in millions):


                                                          Three Months Ended
                                                               March 31,
                                                          ------------------
                                                            2001      2000
                                                           ------    ------
         Agricultural equipment                            $  21     $ (32)
         Construction equipment                               35        62
         Financial services                                   (3)       14
                                                           -----     -----
           Operating earnings                              $  53     $  44
                                                           =====     =====

(3) CNH defines industrial operating margin as the net sales of Equipment Operations less cost of goods sold, selling, general and administrative and research and development. Industrial operating margin is as follows (in millions):


                                                          Three Months Ended
                                                               March 31,
                                                          ------------------
                                                            2001      2000
                                                           ------    ------
         Net sales                                         $2,286    $2,423
         Less:
           Cost of goods sold                               1,894     2,043
           Selling, general and administrative                228       260
           Research and development                            73        89
                                                           ------    ------
           Operating margin                                $   91    $   31
                                                           ======    ======

(4) The Company's 2001 and 2000 effective income tax rates were 25% and 37%, respectively. The tax rates differ from the Dutch statutory rate of 35% primarily due to differences in the geographical mix of profits, losses in jurisdictions for which no immediate tax benefit is recognizable, non-deductible expenses, and changes in valuation reserves attributable to prior-year losses.

                                 CNH GLOBAL N.V.
                          Notes to Financial Statements

(5)      Earnings (loss) per common share ("EPS")
              (in millions, except per share data):

                                                                        Three Months Ended
                                                                             March 31,
                                                                     ------------------------
                                                                       2001           2000
                                                                     --------       --------

         Basic and Diluted EPS
         ---------------------                                       $    (70)      $    (59)
           Net income (loss)                                                3              5
                                                                     --------       --------
           Restructuring charge, net of tax                               (67)           (54)
           Net income (loss) before restructuring                          21             17
                                                                     --------       --------
           Goodwill                                                  $    (46)      $    (37)
                                                                     ========       ========
           Net income (loss) before goodwill and restructuring          277.0          149.0

           Weighted-average shares outstanding                       $  (0.17)      $  (0.25)
                                                                     $  (0.24)      $  (0.36)
           EPS before goodwill and restructuring                     $  (0.25)      $  (0.40)
           EPS before restructuring
           EPS

(6) During the three months ended March 31, 2001, CNH expensed $4 million of restructuring and other merger-related costs. The restructuring and other merger-related costs primarily relate to relocation costs paid on behalf of employees, systems integration costs and other legal and professional fees related to the merger of New Holland and Case. During the three months ended March 31, 2001, CNH utilized approximately $61 million of its restructuring reserves established during 2000. The utilized amounts primarily represent involuntary employee severance costs and cost related to the sale of its tractor production facility in Doncaster, England, and its components facility in St. Dizier, France.

(7) In November 1999, CNH fully, unconditionally and irrevocably guaranteed Case Corporation's $900 million in debt securities that were issued pursuant to two registration statements under the U.S. Securities Act of 1933, as amended. The following tables present summary financial information for Case (in millions):

                                                Three Months Ended
                                                    March 31,
                                       -------------------------------------
                                             2001                2000
                                       ----------------   ------------------
           Net sales                       $1,004              $1,044
           Net income (loss)               $(107)              $ (85)

                                          March 31,         December 31,
                                            2001                2000
                                       ----------------   ------------------
           Current assets                  $3,652              $3,615
           Non-current assets              $7,651              $7,391
           Current liabilities             $5,405              $4,954
           Non-current liabilities         $2,966              $2,915
           Minority interests                $ 7                 $ 8

                                 CNH GLOBAL N.V.
                          Notes to Financial Statements

(8) CNH reports its results of operations to Fiat S.p.A. ("Fiat") in accordance with the accounting principles followed by Fiat. CNH revenues reported to Fiat exclude finance and interest income of the Equipment Operations. Fiat defines results of operations as the income
         (loss) before net financial expenses, taxes, restructuring and equity income (loss) in unconsolidated subsidiaries. Net financial expenses primarily include finance and interest income and expenses of the Equipment Operations. A summary of CNH's results of operations as reported to Fiat is as follows (in millions):

                                                          Three Months Ended
                                                               March 31,
                                                     --------------------------
                                                        2001           2000
                                                     -----------    -----------
         Revenues                                      $ 2,431       $  2,580
         Results of operations                         $    51       $    (10)

(9) During the first quarter of 2001, the company completed the sale of its tractor manufacturing plant in Doncaster, England, and a related components facility in St. Dizier, France, to Landini S.p.A. The sale is in accordance with the European Commission's approval of the business merger of New Holland and Case Corporation.

         Also during the first quarter of 2001, the company, Kobe Steel, Ltd., and Kobelco Construction Machinery announced an agreement to form a global alliance between its marketing, development and production of crawler excavators worldwide. In addition, the alliance with Kobelco includes distribution of CNH construction equipment in Japan and the Asia Pacific region.

         During April 2001, the company completed the sale of its Carr Hill Works, Doncaster, England, components facility to Graziano Transmissioni S.p.A.

         Also during April 2001, the company announced its joint venture agreement with Shanghai Tractor and Internal Combustion Engine Corporation, a wholly-owned subsidiary of Shanghai Automotive Industry Corporation (Group), to manufacture, distribute and ultimately export agricultural tractors under 100 horsepower.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                       CNH Global N.V.



                                       By: /s/       Debra E. Kuper
                                              -------------------------------
                                                     Debra E. Kuper
                                                   Assistant Secretary



May 4, 2001